FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 30, 2014

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Continues a Positive Net Profit at NT$4,024 Million for Second Quarter 2014” dated July 30, 2014.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2014 Results”, dated July 30, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 30, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports Net Profit of NT$4,024 Million for Second Quarter 2014

Issued by: AU Optronics Corp.
Issued on: July 30, 2014

Hsinchu, Taiwan, July 30, 2014 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the second quarter of 2014(1).

Consolidated revenues in the second quarter of 2014 were NT$102,042 million (US$ 3,416 million)(2), up 8.8% from the previous quarter. Gross profit was NT$10,616 million (US$355 million), with gross margin of 10.4%. Operating profit was NT$3,907 million (US$131 million), with operating margin of 3.8%. AUO’s net profit for the second quarter was NT$4,024 million (US$135 million). Net profit attributable to owners of the Company was NT$4,033 million (US$135 million), with a basic EPS of NT$0.42(3) (US$0.14 per ADR).

For the first half of 2014, AUO reported consolidated revenues of NT$195,844 million (US$6,557 million), with net profit of NT$4,190 million (US$140 million) or a basic EPS of NT$0.45(3) (US$0.15 per ADR).

AUO’s unaudited consolidated results for the second quarter of 2014 were highlighted as below:
•	Revenues of NT$102,042 million, up 8.8% quarter-over-quarter
•	Net profit of NT$4,024 million
•	Basic EPS of NT$0.42(3)
•	Gross margin was 10.4%
•	Operating margin was 3.8%
•	EBITDA(4) margin was 18.0%

In the second quarter of 2014, large-sized panel(5) shipments totaled 28.85 million units, slightly down by 1.1% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were over 46.30 million units, representing a 38.4% increase from the first quarter of 2014.

Looking back to the second quarter, thanks to the commercial PC replacement cycle and the TV demand driven by FIFA World Cup, demand for panels generally exceeded the supply, and panel prices gradually increased. Amid the tight capacity across all fronts, AUO focused on the optimization of its product mix. Not only did the shipments of small-and-medium-sized panels grow significantly, but its average TV panel size also hit another record high, rising by around 1.8 inches compared to last quarter. Owing to the aforementioned factors, the Company’s operating margin and EBITDA margin improved to 3.8% and 18.0%, respectively, and its net profit expanded substantially to NT$4,024 million. In the meantime, its days of inventory lowered down further to 36 days, a record low in four-and-half years.

With the third quarter entering the stocking period of National Day Golden Week in China and the traditional holiday season in Europe and the U.S., the demand for panels will hopefully be sustained. The Company will continue to progress along the four principle aspects of “fashion and style, high specifications, integration, and commercial applications”. Through the continuous technological advancement to develop differentiated and high value-added products, the Company hopes to maximize the value of the limited capacity and in turn establish a solid, long-term profit model.

(1) All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2) Amounts converted by an exchange rate of NTD29.87:USD1 based on Federal Reserve Bank of New York, USA as of June 30, 2014.
(3) Basic EPS in the second quarter of 2014 and the first half of 2014 were calculated based on the weighted average outstanding shares of the first half of 2014 (9,624 million shares).
(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.
(5) Large size refers to panels that are 10 inches and above in diagonal measurement.

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 75 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO generated consolidated revenues of NT$416,363 million (US$13,958 million) in 2013. For more information, please visit AUO.com.

* 2013 year end revenue converted at an exchange rate of NTD29.83:USD1

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21st, 2014.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

Item 2

AU Optronics Corp.
Second Quarter 2014 Results Investor Conference

Jul. 30, 2014

Safe Harbor Notice

[] The statements included in this presentation that are not historical in nature are "forward-looking  statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking  statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[] Actual results may differ materially from those expressed or implied in these forward-looking  statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced  disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] Beginning on January 1, 2013, we have adopted the International Financial
Reporting Standards as issued by the International Accounting Standards Board
("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission
("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC.
 All financial information contained herewithin is presented in conformity with
Taiwan IFRS.  Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

[] Our release of financial forecasts and forward-looking  statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking  statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million

	2Q14		1Q14		QoQ %	2Q13	
Net Sales	**102,042**	**100.0%**	**93,802**	**100.0%**	**8.8%**	**112,335**	**100.0%**
Cost of Goods Sold	(91,426)	(89.6%)	(86,907)	(92.7%)	5.2%	(100,820)	(89.7%)
Gross Profit	**10,616**	**10.4%**	**6,894**	**7.3%**	**54.0%**	**11,515**	**10.3%**
Operating Expenses	(6,709)	(6.6%)	(6,236)	(6.6%)	7.6%	(6,309)	(5.6%)
Operating Profit	**3,907**	**3.8%**	**658**	**0.7%**	**493.8%**	**5,205**	**4.6%**
Net Non-operating Income (Expenses)	273	0.3%	(359)	(0.4%)	—	(1,060)	(0.9%)
Profit before Tax	**4,180**	**4.1%**	**299**	**0.3%**	**1296.2%**	**4,145**	**3.7%**
Net Profit	**4,024**	**3.9%**	**166**	**0.2%**	**2324.4%**	**3,982**	**3.5%**
Attributable to:							
Owners of Company	4,033	4.0%	259	0.3%	1454.2%	3,924	3.5%
Non-controlling Interests	(9)	(0.0%)	(93)	(0.1%)	(90.6%)	58	0.1%
Net Profit	**4,024**	**3.9%**	**166**	**0.2%**	**2324.4%**	**3,982**	**3.5%**
Basic EPS (NT$)(a)	**0.42**		**0.03**		**1454.2%**	**0.42**	
Operating Profit + D&A	**18,364**	**18.0%**	**15,723**	**16.8%**	**16.8%**	**21,327**	**19.0%**
Display Segment Information:							
Net Sales	96,218	100.0%	87,530	100.0%	9.9%	108,054	100.0%
Operating Profit	4,545	4.7%	1,437	1.6%	216.3%	5,737	5.3%
Operating Profit + D&A	18,055	18.8%	15,550	17.8%	16.1%	20,856	19.3%
Unit Shipments (mn)(b)							
Large Size Panels	**28.9**		**29.2**		**(1.1%)**	**30.5**	
Small & Medium Size Panels	**46.3**		**33.5**		**38.4%**	**36.6**	

- Unaudited, prepared by AUO based on Taiwan IFRS

a) AUO issued new ADSs in May 2013. Basic EPS in both 2Q'14 and 1Q'14 were calculated based on the weighted average outstanding shares of the first half of 2014 (9,624 m shares); Basic EPS in 2Q'13 was calculated based on the weighted average outstanding shares of 2013 (9,349m shares).

b) Large size refers to panels that are 10 inches and above

©2014 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	2Q14	1Q14	QoQ %	2Q13
Cash & ST Investment[a]	76,536	73,077	4.7%	77,653
Inventory	35,299	37,422	(5.7%)	41,810
Short Term Debt[b]	49,757	51,040	(2.5%)	54,894
Long Term Debt	119,347	126,170	(5.4%)	153,256
Equity	180,458	179,013	0.8%	174,590
Total Assets	468,909	474,525	(1.2%)	521,881
Inventory Turnover (Days)[c]	**36**	**39**		**40**
Net Debt to Equity[d]	**51.3%**	**58.2%**		**74.7%**

- Unaudited, prepared by AUO based on Taiwan IFRS

a) Excluding time deposit with maturity longer than 3 months (NT$ 300m in 2Q'14 ,NT$891m in 1Q'14, and NT$2,597m in 2Q'13)

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

©2014 AU Optronics Corporation – Proprietary and Confidential

4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	2Q14	1Q14	QoQ
From Operating Activities	**15,416**	**10,449**	**4,967**
Gain before Tax	4,180	299	3,880
Depreciation & Amortization	14,457	15,065	(607)
Net Change in Working Capital	(1,597)	(5,884)	4,287
From Investing Activities	**(3,790)**	**(5,008)**	**1,219**
Capital Expenditure	(4,951)	(5,594)	643
From Financing Activities	**(8,192)**	**(8,387)**	**195**
Net Change in Debt	(7,960)	(8,567)	607
Net Change in Cash[(a)]	**3,458**	**(3,235)**	**6,693**

– Unaudited, prepared by AUO based on Taiwan IFRS

a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

©2014 AU Optronics Corporation – Proprietary and Confidential
5

Display Revenue Breakdown by Application


100%
80%
60%
40%
20%
0%
2Q13
3Q13
4Q13
1Q14
2Q14
50%
14%
20%
6%
10%
46%
16%
18%
8%
12%
46%
16%
19%
8%
11%
44%
16%
20%
8%
12%
44%
15%
20%
9%
12%
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

– Unaudited, prepared by AUO based on Taiwan IFRS
– Mobile PC : including Notebook and Tablet displays
– Mobile Device : including displays for mobile phones and other related products
– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

©2014 AU Optronics Corporation – Proprietary and Confidential
6

Display Revenue Breakdown by Size

-- Unaudited, prepared by AUO based on Taiwan IFRS

Consolidated Shipments & ASP by Area

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- Small & Medium size refers to panels that are under 10 inches

www.auo.com ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended June 30, 2014 and 2013 and March 31, 2014

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	2Q 2014		% of	2Q 2013	YoY	2Q 2014		% of	1Q 2014	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,416	102,042	100.0	112,335	(9.2)	3,416	102,042	100.0	93,802	8.8
Cost of Goods Sold	3,061	91,426	89.6	100,820	(9.3)	3,061	91,426	89.6	86,907	5.2
Gross Profit	355	10,616	10.4	11,515	(7.8)	355	10,616	10.4	6,894	54.0
Operating Expenses	225	6,709	6.6	6,309	6.3	225	6,709	6.6	6,236	7.6
Operating Profit	131	3,907	3.8	5,205	(24.9)	131	3,907	3.8	658	493.8
Net Non-Operating Income (Expense)	9	273	0.3	(1,060)	–	9	273	0.3	(359)	–
Profit before Income Tax	140	4,180	4.1	4,145	0.8	140	4,180	4.1	299	1,296.2
Income Tax Expense	(5)	(156)	(0.2)	(164)	(4.7)	(5)	(156)	(0.2)	(133)	17.0
Net Profit	135	4,024	3.9	3,982	1.1	135	4,024	3.9	166	2324.4
Other Comprehensive Income (Loss)	(31)	(912)	(0.9)	939	–	(31)	(912)	(0.9)	(65)	1300.3
Total Comprehensive Income	104	3,111	3.0	4,921	(36.8)	104	3,111	3.0	101	2986.2
Net Profit Attributable to:										
Owners of Company	135	4,033	4.0	3,924	2.8	135	4,033	4.0	259	1,454.2
Non-controlling Interests	(0)	(9)	(0.0)	58	–	(0)	(9)	(0.0)	(93)	(90.6)
Net Profit	135	4,024	3.9	3,982	1.1	135	4,024	3.9	166	2,324.4
Total Comprehensive Income Attributable to:										
Owners of Company	109	3,257	3.2	4,717	(31.0)	109	3,257	3.2	254	1,180.4
Non-controlling Interests	(5)	(146)	(0.1)	203	–	(5)	(146)	(0.1)	(154)	(5.0)
Total Comprehensive Income	104	3,111	3.0	4,921	(36.8)	104	3,111	3.0	101	2,986.2
Basic Earnings Per Share	0.01	0.42		0.42		0.01	0.42		0.03	
Basic Earnings Per ADR(3)	0.14	4.19		4.20		0.14	4.19		0.27	
Weighted-Average Shares Outstanding ('M)		9,624		9,349			9,624		9,624	

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.87 per USD as of June 30, 2014

(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2014 and 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2014			June 30, 2013		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,562	76,536	16.3	77,653	14.9	(1,117)	(1.4)
Notes & Accounts Receivables	1,637	48,898	10.4	45,216	8.7	3,682	8.1
Other Current Financial Assets	72	2,139	0.5	5,612	1.1	(3,474)	(61.9)
Inventories	1,182	35,299	7.5	41,810	8.0	(6,511)	(15.6)
Other Current Assets	175	5,227	1.1	5,202	1.0	24	0.5
Total Current Assets	5,628	168,098	35.8	175,494	33.6	(7,396)	(4.2)
Long-term Investments	474	14,149	3.0	15,174	2.9	(1,025)	(6.8)
Net Fixed Assets	8,322	248,564	53.0	293,578	56.3	(45,014)	(15.3)
Other Assets	1,275	38,098	8.1	37,636	7.2	463	1.2
Total Assets	15,698	468,909	100.0	521,881	100.0	(52,973)	(10.2)
LIABILITIES							
Short-term Borrowings	44	1,323	0.3	2,568	0.5	(1,245)	(48.5)
Accounts Payable	2,416	72,180	15.4	81,016	15.5	(8,836)	(10.9)
Current Installments of Long-term Borrowings	1,622	48,434	10.3	52,326	10.0	(3,892)	(7.4)
Current Financial Liabilities	1	24	0.0	100	0.0	(76)	(76.0)
Accrued Expense & Other Current Liabilities	943	28,166	6.0	28,451	5.5	(284)	(1.0)
Machinery and Equipment Payable	181	5,410	1.2	10,542	2.0	(5,132)	(48.7)
Total Current Liabilities	5,207	155,538	33.2	175,002	33.5	(19,464)	(11.1)
Long-term Borrowings	3,395	101,395	21.6	132,177	25.3	(30,782)	(23.3)
Bonds Payable	601	17,951	3.8	21,079	4.0	(3,127)	(14.8)
Non Current Financial Liabilities	0	9	0.0	32	0.0	(24)	(73.0)
Other Long-term Liabilities	454	13,558	2.9	19,001	3.6	(5,443)	(28.6)
Total Long-term Liabilities	4,450	132,913	28.3	172,289	33.0	(39,375)	(22.9)
Total Liabilities	9,657	288,451	61.5	347,291	66.5	(58,840)	(16.9)
EQUITY							
Common Stock	3,222	96,242	20.5	96,242	18.4	0	0.0
Capital Surplus	1,990	59,452	12.7	60,504	11.6	(1,052)	(1.7)
Retained Earnings	275	8,216	1.8	614	0.1	7,602	1237.4
Other Equity	93	2,763	0.6	3,357	0.6	(593)	(17.7)
Non-Controlling Interests	461	13,783	2.9	13,873	2.7	(89)	(0.6)
Total Equity	6,041	180,458	38.5	174,590	33.5	5,867	3.4
Total Liabilities & Equity	15,698	468,909	100.0	521,881	100.0	(52,973)	(10.2)

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.87 per USD as of June 30, 2014

(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended June 30, 2014 and 2013

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2014		1H 2013
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Profit before Income Taxes	150	4,479	940
Depreciation & Amortization	988	29,522	32,841
Investment Loss under Equity Method	(8)	(227)	(335)
Changes in Working Capital	(250)	(7,482)	(16,714)
Changes in Others	(14)	(427)	759
Net Cash Provided by Operating Activities	866	25,865	17,492
Cash Flow from Investing Activities:			
Proceeds from Disposal of AFS Investments	0	2	47
Acquisition of Property, Plant and Equipment	(353)	(10,545)	(13,512)
Proceeds from Disposal of Property, Plant and Equipment	29	857	421
Acquisition of Financial Assets Carried at Cost	(0)	(2)	(141)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	38	1,147	1,646
Increase in Other Financial Assets	(10)	(292)	(9)
Increase in Intangible Assets	(1)	(18)	(195)
Decrease(Increase) in Other Assets	2	52	(102)
Net Cash Used in Investing Activities	(295)	(8,798)	(11,844)
Cash Flow from Financing Activities:			
Decrease in Short-term Borrowings	(71)	(2,134)	(6,052)
Decrease in Guarantee Deposits	(4)	(109)	(155)
Decrease in Long-term Borrowings and Bonds Payable	(482)	(14,393)	(8,816)
Issuance of Common Stock for Cash	0	0	10,281
Proceeds from Issuance of Subsidiary Shares to Non-Controlling Interests and Others	2	57	168
Net Cash Used by Financing Activities	(555)	(16,579)	(4,575)
Effect of Exchange Rate Changes on Cash	(9)	(264)	(75)
Net Increase in Cash and Cash Equivalents	7	224	997
Cash and Cash Equivalents at Beginning of Period	2,555	76,312	76,656
Cash and Cash Equivalents at End of Period	2,562	76,536	77,653

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.87 per USD as of June 30, 2014